UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-38817

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MainStreet Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MainStreet Bancshares, Inc.

10089 Fairfax Boulevard

Fairfax, Virginia 22030

As filed on June 21, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

MainStreet Bank 401(k) Plan

Fairfax, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MainStreet Bank 401(k) Plan (the Plan) as of December 31, 2020, and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2020 and Schedule of Assets (Held at End of Year) as of December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

June 21, 2021

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value	$11,939,053	$11,567,189
Fully benefit-responsive investment contract, at contract value	66	3,863
Notes receivable from participants	185,721	183,211
Total Assets	12,124,840	11,754,263
Net assets available for benefits	$12,124,840	$11,754,263

See Notes to Financial Statements.

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020 and 2019

	2020	2019

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$(732,421)	$2,437,408
Interests and dividends	18,573	22,081
Total investment income (loss)	(713,848)	2,459,489
Contributions
Employer	472,960	455,936
Participants	1,003,189	910,517
Rollovers	131,732	297,289
Total contributions	1,607,881	1,663,742
Total additions	894,033	1,663,742
Deductions
Benefits paid to participants	(438,208)	(533,874)
Administrative expenses	(85,248)	(84,251)
Total deductions	(523,456)	(618,125)
Net Increase	370,577	3,505,106
Net Assets Available for Benefits, Beginning of Year	11,754,263	8,249,157
Net Assets Available for Benefits, End of Year.	$12,124,840	$11,754,263

See Notes to Financial Statements.

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the MainStreet Bank 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan administered by MainStreet Bank (“the Bank or Plan Sponser”), a wholly-owned subsidiary of MainStreet Bancshares, Inc. (the “Company”), pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The Plan was establashied for the benefit of substantially all full-time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover and employee Roth contributions are also permitted. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company makes safe harbor matching contributions of 100% of employees’ salary deferral amounts up to 3% of employees’ eligible compensation and 50% of employees’ salary deferral amounts on the next 2% of employees’ eligible compensation. Matching contributions are calculated on the employee’s pay and 401(k) elective deferrals for that payroll period.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan earnings (based upon each participant’s investment elections) and is charged with an allocation of administrative expenses. Forfeitures are used to reduce the contributions required to be made by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in both their own contributions and the portion contributed by the Company, plus actual earnings thereon. The Plan has no forfeitures since participants are vested 100% on their initial day of enrollment.

Investment Options

Investment of all assets in the Plan is directed by individual participants. Participants are given the option to direct account balances and all contributions made into various investment options consisting of managed, indexed or individual equity or fixed income funds. Participants may choose to have any of their contributions (other than rollover contributions) and the contributions made by the Company invested in our company stock. Participants may change their investment options daily. The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions. Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made.

Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant with sufficient collateral. The participants vested account balance will serve as the collateral for the loan. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence. Interest on the loans is charged at similar rates available from commercial lending institutions.

Payment of Benefits

If the vested account, excluding rollover contributions, is $5,000 or less, the participants vested account will be paid in a single sum. If the vested account, excluding rollover contributions, is greater than $5,000, payment will be made under any of the options available under the plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s investment valuations utilizing information provided by the investment advisors, custodians and insurance company. See Note 3 for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Recently Adopted Accounting Developments

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the FASB Concepts Statement, including the consideration of costs and benefits.

The following disclosure requirements were removed from Topic 820:

1.	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.
2.	The policy for timing of transfers between levels.
3.	The valuation processes for Level 3 fair value measurements.
4.	For nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period.

The following disclosure requirements were modified in Topic 820:

1.

In lieu of a roll forward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities.

2.

For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly.

3.	The amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan adopted this Update for the removal, modification or addition of certain fair value measurement disclosures presented in the financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor. Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Certain reclassifications have been made to prior period balances to confirm to the current period presentation. For the year ended December 31, 2019, Plan management reevaluated the measurement inputs for pooled separate accounts and collective trusts. Plan management determined these investments should be classified as Level 1. Plan management has reclassified these investments within the fair value hierarchy. This reclassification did not affect any recorded values.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Trust Funds and Pooled Separate Accounts: Valued at the fair value of the funds share of the underlying investments. The NAV is based on the fair value of the underlying investments, which are traded at publicly quoted amounts.

Employer Common Stock: Valued at the closing price reported on the active market on which the Employer Common Stock is traded.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020 and 2019:

	Net Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Employer Common Stock	$4,900,559	$—	$—	$4,900,559
Mutual Funds	1,230,036	—	—	1,230,036
Common Trust Funds	5,780,611	—	—	5,780,611
Pooled Separate Accounts	27,847	—	—	27,847
Total Investments Measured at Fair Value	$11,939,053	$—	$—	11,939,053

	Net Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Employer Common Stock	$6,335,331	$—	$—	$6,335,331
Mutual Funds	836,127	—	—	836,127
Common Trust Funds	4,366,362	—	—	4,366,362
Pooled Separate Accounts	29,369	—	—	29,369
Total Investments Measured at Fair Value	$11,567,189	$—	$—	11,567,189

The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Note 4. Investments

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year, depreciated in value by $732,421 during the Plan year ended December 31, 2020.

In 2020, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a guaranteed fund. The account is credited with earnings on the underlying investments and charge for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1%. The crediting rate is reviewed on a semi-annual basis for resetting. The guaranteed investment contract does not permit the custodian to terminate the agreement prior to the scheduled maturity date.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the plan. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. To terminate the contract, the Plan must provide at least 12 months’ notice.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in employer contributions, and earnings thereon, credited to their accounts.

Note 6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) stating that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions.

Note 7. Party-in-Interest Transactions

The Plan allows funds to be invested in the common stock of the Company, the parent company of the Plan Sponsor. Therefore, the Company is a party-in interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the employer common stock is based on quotes from an active market.

The Plan’s investments are held in a trust account administered by Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company. Active participants can purchase the common stock of the Company. At December 31, 2020 and 2019, participants held 289,802 and 275,449 shares, respectively.

Principal Trust Company provides certain administrative services to the Plan pursuant to an agreement between the Plan and Principal Trust Company. The expenses that can be paid from the participant’s account have to meet certain requirements and must be paid from all accounts in a fair manner. The participant’s share of these plan expenses is paid by a portion of the investment management fees and other expenses that apply to each specific investment in your account.

Certain plan investments were managed by Kestra Advisory Services and Wilshire Associates Inc. for the year ended December 31, 2020. Kestra Advisory Services and Wilshire Associates, Inc. were fiduciaries as defined by the Plan, and therefore, these investment transactions qualify as party-in-interest transactions.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

Note 9. Prohibited Transactions

During the Plan year ended December 31, 2019, the Company failed to remit employee deferrals within the period prescribed by the Department of Labor regulations to the Plan aggregating $326,138.  The Company estimated the amount of corrective payments and lost earnings due to this error and determined the amount is immaterial.  The Company corrected this error during 2020.

Note 10. Subsequent Events

There are two types of subsequent events: (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including estimates inherent in the process of preparing the financial statements, and (2) no recognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date.

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which have resulted in significant volatility in the investment markets, resulting in a substantial decline in the value of the investments. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Schedule of Delinquent Participant Contributions

Form 5500, Schedule H, Part IV, Line 4a

EIN 47-0914596 Plan No. 8-11744

Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitutes Non-exempt Prohibited Transactions
Year	Contributions Not Corrected	Contributions Corrected Outside of VFCP
2017	—	$24,750
2018	—	24,500
2019	—	276,888
Total	—	$326,138

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 47-0914596 Plan No. 8-11744

December 31, 2020

Identity of Issuer	Interest Rate	Value

Common Stock
MainStreet Bancshares, Incorporated*		$4,900,559

Mutual Funds
American Beacon Small Cap Value R6 Fund		64,730
American Century Mid-Cap Value R6 Fund		57,028
American Funds American Balanced R6 Fund		132,994
American Funds American Mutual R6 Fund		8,592
American Funds Capital World Growth and Income R6 Fund		47,006
American Funds EuroPacific Growth R6 Fund		127,512
American Funds Fundamental Investor R6 Fund		71,309
American Funds Growth Fund of America R6 Fund		120,971
American Funds New Economy R6 Fund		69,472
American Funds New World R6 Fund		123,673
American Funds SMALLCAP World R6 Fund		124,292
American Funds Washington Mutual Investors R6 Fund		5,197
BlackRock Global Allocation K Fund		1,066
BlackRock High Yield Bond K Fund		22,558
Columbia Select Small Cap Value I3 Fund		37,227
Delaware Diversified Income R6 Fund		20,200
Fidelity Advisor New Insights Z Fund		28,862
PIMCO Income Institutional Fund		2,527
T. Rowe Price Blue Chip Growth I Fund		159,328
Templeton Global Bond R6 Fund		5,492
		1,230,036
Common Trust Funds
Principal LifeTime Hybrid 2010 CIT Z		146,041
Principal LifeTime Hybrid 2015 CIT Z		368,275
Principal LifeTime Hybrid 2020 CIT Z		121,619
Principal LifeTime Hybrid 2025 CIT Z		958,840
Principal LifeTime Hybrid 2030 CIT Z		800,578
Principal LifeTime Hybrid 2035 CIT Z		949,402
Principal LifeTime Hybrid 2040 CIT Z		647,911
Principal LifeTime Hybrid 2045 CIT Z		762,123
Principal LifeTime Hybrid 2050 CIT Z		670,179
Principal LifeTime Hybrid 2055 CIT Z		286,748
Principal LifeTime Hybrid 2060 CIT Z		40,677
Principal LifeTime Hybrid 2065 CIT Z		28,218
		5,780,611
Pooled Separate Account
Principal Real Estate Securities Separate Account-Z		23,723
Principal Government & High Quality Bond Separate Acct-Z		4,124
		27,847

Fully benefit-responsive investment contract, at contract value
Principal Fixed Income Guaranteed Option		66

Notes Receivable from Participants with various maturity
dates through 2051	5.25% - 7.50%	185,721
Total Assets Held for Investment		$12,124,774

*Denotes a party-in-interest to the Plan

SIGNATURES

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MainStreet Bank 401(k) Plan

Date: June 21, 2021	By:	/s/ Thomas J. Chmelik
Name: Thomas J. Chmelik
Title: Plan Administrator

Exhibit Index

Exhibit Number	Description
23.0	Consent of Independent Registered Public Accounting Firm